SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 2)

                             SCANVEC AMIABLE, LTD.

                                (Name of Issuer)

             ORDINARY SHARES, NOMINAL VALUE 1.0 NEW ISRAELI SHEKEL

                         (Title of Class of Securities)

                                   M82400108

                                 (CUSIP Number)

                                GARY L. HOFFERT
                               JOLIE PAPIER LTD.
                              240 ANDERSON AVENUE
                          MOONACHIE, NEW JERSEY 07074
                                 (201) 531-9300

            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 JUNE 16, 2004

            (Date of Event which requires filing of this statement)

      IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX / /.

      NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.


      * THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

      THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

CUSIP NO M82400108
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(1)  NAMES OF REPORTING PERSONS
     I.R.S.IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES  ONLY)

     JOLIE PAPIER LTD.
     IRS NO.: 11-2577771

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) [_]
                                                                    (B) [_]
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(3)  SEC USE ONLY

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(4)  SOURCE OF FUNDS*

       Not Applicable

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(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                              [_]

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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW JERSEY

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NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                   0
REPORTING PERSON     -----------------------------------------------------------
WITH                 (8)  SHARED VOTING POWER
                                0
                     -----------------------------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                                0
                     -----------------------------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                                0
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                0
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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [_]
     EXCLUDES CERTAIN SHARES*

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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                0%

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(14) TYPE OF REPORTING PERSON*

                     CO

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                     * SEE INSTRUCTIONS BEFORE FILLING OUT

      This Amendment No. 2 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission on April 19, 2004 (as amended by Amendment No. 1 to Schedule 13D filed on April 23, 2004, "Schedule 13D") by Jolie Papier Ltd., a New Jersey corporation, with respect to the beneficial ownership of Ordinary Shares, nominal value 1.0 New Israeli Shekel per share ("Ordinary Shares"), of Scanvec Amiable, Ltd., an Israel corporation ("Scanvec"). Capitalized terms used but not otherwise defined herein shall have the same respective meanings herein as are ascribed to such terms in the
Schedule 13D.

      The Items of the Schedule 13D set forth below are hereby amended as follows:


ITEM 5.         INTEREST  IN  SECURITIES  OF  THE  ISSUER.

      (a) As a result of the sale of Ordinary Shares by Jolie Papier Ltd. on June 16, 2004, as more particularly described in Item 5(c) below, Jolie Papier Ltd. does not own, either beneficially or directly, any of the Ordinary Shares of Scanvec.

      (b) Jolie Papier Ltd. has the sole power to dispose or to direct the disposition of, and to direct the vote of, no Ordinary Shares.

      (c) On June 16, 2004, Jolie Papier Ltd. sold 585,500 shares of Ordinary Shares to an existing shareholder of Scanvec at a purchase price per Ordinary Share of $0.80. As a result of such sale, Jolie Papier Ltd. does not own, either beneficially or directly, any of the Ordinary Shares of Scanvec.

      (d) Not applicable.

      (e) On June 16, 2004 Jolie Papier Ltd. ceased to be the beneficial owner of more than five percent (5%) of the Ordinary Shares of Scanvec outstanding as of such date.


                                     SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2004                  JOLIE PAPIER LTD.

                                     By: /s/ Gary L. Hoffert
                                        ----------------------------------------
                                     Name:  Gary L. Hoffert
                                     Title: President